Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NATIONSHEALTH, INC.

(Exact name of Registrant as specified in its charter)

Delaware	06-1688360

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number.)

13650 NW 8th Street
Suite 109
Sunrise, Florida 33325
(954) 903-5000

(Address of Principal Executive Offices, including Zip Code
and Telephone Number)

RGGPLS Holding, Inc. Stock Bonus Plan & Trust

(Full Title of the Plan)

Glenn M. Parker, M.D.
Chief Executive Officer
NationsHealth, Inc.
13650 NW 8th Street
Suite 109
Sunrise, Florida 33325
(954) 903-5000

(Name, Address, including Zip Code, and Telephone Number,
including Area Code,
of Agent for Service)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
	Amount to be	Offering Price	Aggregate Offering	Registration
Title of Securities to be Registered	Registered(1)	Per Share(2)	Price(2)	Fee
Common Stock, par value $0.0001 per share	1,802,977 shares	$5.575	$10,051,597	$1,183.08

(1)	Plus such additional number of shares as may be required in the event of a stock dividend, split-up of shares or other similar change in the Common Stock.

(2)	Estimated solely for the purpose of computing the amount of the registration fee under Rule 457(c) and (h) based on the average of the high and low price per share of the Registrant’s Common Stock on the Small Cap Market of The Nasdaq Stock Market on June 22, 2005.

EXPLANATORY NOTE

     This registration statement has been prepared in accordance with the requirements of Form S-8 (the “Registration Statement”) and relates to 1,802,977 shares of common stock of NationsHealth, Inc. (the “Company”), par value $0.0001 per share (the “Common Stock”), issued under the RGGPLS Holding, Inc. Stock Bonus Plan & Trust (the “Plan”) to employees and consultants of the Company. Pursuant to General Instruction C of Form S-8 there is included in this registration statement a prospectus prepared in accordance with the requirements of Part I of Form S-3 relating to the offer and resale of shares issued prior to the date hereto under the Plan.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents By Reference.

     The following documents filed with the Commission by the Registrant, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated by reference in this Registration Statement:

(a)	The Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 filed on March 25, 2005, as amended by Form 10-KSB/A filed on May 13, 2005;

(b)	The Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 16, 2005;

(c)	The Current Reports on Form 8-K, filed on March 4, 2005, April 21, 2005, May 11, 2005, May 13, 2005 and June 17, 2005; and

(d)	The description of the Registrant’s Common Stock, par value $0.0001 per share, contained in the Section entitled “Description of Registrant’s Securities to Be Registered”, incorporated by reference from the Registrant’s definitive Proxy Statement filed on August 13, 2004 into the Registrant’s Amended Registration Statement on Form 8-A/A, filed with the Commission on September 8, 2004, including any amendment or report filed for the purpose of updating the description of the Common Stock.

     All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

     Not applicable.

Item 5. Interests of Named Experts and Counsel.

     Not applicable.

Item 6. Indemnification of Directors and Officers.

     The Registrant’s Second Amended and Restated Certificate of Incorporation (the “Charter”), provides that to the extent permitted by the Delaware General Corporation Law (“DGCL”), directors of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the DGCL, however, states that such a provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL relating to unlawful dividends, distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit.

     Section 145 of the DGCL empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

     The Registrant’s Amended and Restated By-laws (the “By-laws”) provide that the Registrant shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed legal proceedings in which such person is involved by reason of the fact that he is or was a director, officer, employee or agent of the Registrant (or serving in any such capacity with another business organization at the request of the Registrant) if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Registrant, such director, officer, employee or agent may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the Registrant unless a court determines otherwise.

     The Registrant maintains insurance policies that insure its directors and officers against damages arising out of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as officers and directors.

Item 7. Exemption from Registration Claimed.

     NationsHealth, Inc. was formed through the merger of NationsHealth Holdings, LLC, a privately-held company based in Sunrise, Florida and Millstream Acquisition Corporation. Millstream was formed on April 11, 2003 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination.

     On March 9, 2004, Millstream entered into a definitive merger agreement with NationsHealth Holdings. Upon consummation of the merger on August 31, 2004, NationsHealth Holdings merged with and into Millstream and Millstream changed its name to NationsHealth, Inc. The membership interests in NationsHealth Holdings, including those held by RGGPLS Holdings, Inc. and GRH Holdings, LLC, were converted into a total of 21,375,000 shares of NationsHealth, Inc. common stock in a private placement transaction in reliance on the exemption from registration afforded under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

     In December 2004, RGGPLS Holding, Inc. and GRH Holdings, LLC transferred shares of NationsHealth’s common stock to the Plan for the benefit of certain designated employees and consultants of NationsHealth. Pursuant to the terms of the Plan, the employees and consultants of NationsHealth who are the beneficiaries of the Plan, will receive the respective shares they have been granted from the Plan over a period of seventeen months, commencing on July 1, 2005. The Registrant believes that each of the grants was exempt from the registration requirements of the Securities Act of 1933 by virtue of a “no-sale” theory under Section 5 of the Securities Act of 1933, since none of the recipients provided any consideration for the shares granted.

Item 8. Exhibits.

     The Exhibit Index immediately following the signature pages is incorporated by reference herein.

Item 9. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

PROSPECTUS

1,802,977 Shares

NationsHealth, Inc.

Common Stock

This prospectus relates to 1,802,977 shares of our common stock, par value $0.0001 per share (the “Shares”) which may be offered for sale from time to time by certain stockholders (“Selling Stockholders”), as described under the caption “Selling Stockholders”. The Selling Stockholders are our current and former employees. The Selling Stockholders acquired the Shares pursuant to grants under the RGGPLS Holding, Inc. Stock Bonus Plan & Trust (the “Plan”). Pursuant to the terms of the Plan, the Shares are held for the benefit of the Selling Stockholders and will be distributed to the Selling Stockholders over a period of seventeen months, commencing on July 1, 2005. The Selling Stockholders may resell all, a portion, or none of the Shares from time to time.

The Shares acquired pursuant to the Plan are “restricted securities” pursuant to Rule 144.. This reoffer prospectus has been prepared for the purpose of registering the Shares under the Securities Act of 1933, as amended (the “Securities Act”) to allow for future sales by the Selling Stockholders, on a continuous or delayed basis in the future, as provided by Rule 415, to the public without restriction. Each Selling Stockholder that sells Shares pursuant to this reoffer prospectus may be deemed to be an “underwriter” within the meaning of the Securities Act. Any commissions received by a broker or dealer in connection with resales of Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

Our common stock is currently traded on the Small Cap Market of the Nasdaq Stock Market (“Nasdaq”) under the symbol “NHRX”. On June 22, 2005, the closing sale price of the common stock was $5.95.

The Shares may be offered by the Selling Stockholders from time to time through or to brokers in the over-the-counter market or otherwise at prices acceptable to the Selling Stockholders. NationsHealth will not receive any of the proceeds from the sale of the common stock being offered by this reoffer prospectus. All expenses of registration incurred in connection with the offering being made by this reoffer prospectus will be borne by the Company, but any brokerage commissions and other expenses incurred by a Selling Stockholder will be borne by such Selling Stockholder.

An investment in these securities involves a high degree of risk. See “Risk Factors” beginning on page 1 to read about factors you should consider before buying shares of our common stock.

These securities have not been approved or disapproved by the Securities and Exchange Commission (the “Commission”) or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this reoffer prospectus is June 28, 2005.

COMPANY OVERVIEW

     NationsHealth, Inc. was formed through the merger of NationsHealth Holdings, LLC, a privately-held company based in Sunrise, Florida and Millstream Acquisition Corporation. Millstream was formed on April 11, 2003 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination. On August 28, 2003, Millstream’s initial public offering was consummated. Of the approximately $21,418,000 in net proceeds from the offering, $20,685,000 was placed in trust to be used for a potential business combination and the remaining proceeds were available for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

     On March 9, 2004, Millstream entered into a definitive merger agreement with NationsHealth Holdings. On August 30, 2004, the shareholders of Millstream voted to approve the merger agreement. Upon consummation of the merger on August 31, 2004, NationsHealth Holdings merged with and into Millstream and Millstream changed its name to NationsHealth, Inc.

     NationsHealth is a growing provider of diabetes, respiratory and ostomy supplies reimbursable by Medicare Part B, as well as a provider of prescription discount services. We focus on providing services and supplies to the approximately 40 million Medicare beneficiaries in the United States. Our proprietary and scalable information technology platform supports the large scale enrollment and servicing of individual cardholders and patients, discount prescription card fulfillment, prescription discount administration, and patient management. In addition, NationsHealth has entered into an agreement with CIGNA HealthCare that we expect will enable us to participate in CIGNA’s offering Medicare Part D prescription drug plans to Medicare beneficiaries, effective in January 2006. This arrangement will combine CIGNA HealthCare’s pharmacy product portfolio and expertise with regard to clinical management programs and our experience with regard to Medicare and expertise in enrolling individual Medicare eligible patients. CIGNA HealthCare’s responsibilities will include insurance licensing, product and formulary development and pricing, claims processing and reporting to the Center for Medicare Services. We will be responsible for marketing, member enrollment and service, distribution, billing and collections.

     Our operational and information systems have been designed to facilitate the enrollment of patients on an individual basis. This enables us to maximize the benefits and services we deliver to our extensive patient base. Patient care representatives are available through toll-free phone numbers to assist patients with questions they may have and are trained regarding the use of all the products we sell. Our representatives are specifically trained to direct patients to sources where they can find more information concerning their medical conditions and to direct patients to their physicians when appropriate. We believe our high level of patient service and our proprietary scalable information technology platform, which supports the individual enrollment of new cardholders and patients, provides us with a competitive advantage.

     In this Prospectus, “we”, “us”, and “our” refer to NationsHealth, Inc. and not to the Selling Stockholders. Upon the written or oral request by a participant in the Plan, we will provide any of the documents incorporated by reference in this Prospectus, any documents required to be delivered to participants pursuant to Rule 428(b), and any other additional information about such plans. All of such documents and information will be available without charge. Any such requests should be directed to us at NationsHealth, Inc., 13650 NW 8th Street, Suite 109, Sunrise, Florida 33325, to the attention of John D’Achille. Our telephone number is (954) 903-5000.

RISK FACTORS

Risks Related to Our Business

We have a limited operating history and are subject to the risks of a new enterprise.

Our limited operating history makes it difficult to predict how our business will develop. We have incurred operating losses since we commenced operations in 2002. Accordingly, we face the risks and uncertainties encountered by early-stage companies, such as:

•	No history of profitability

•	Uncertain growth in the market for, and uncertain market acceptance of, our services

•	The evolving nature of the healthcare marketplace and the Medicare regulatory environment

•	The risks of competition, technological change or evolving patient preferences could harm sales of our products or services

We could experience significantly reduced revenues and net income if Medicare changes, delays, reduces or denies reimbursement.

We depend on the continued availability of reimbursement by government and private insurance plans for products sold to our patients. The federal regulatory authorities periodically review and adjust reimbursement amounts. Any reduction in Medicare reimbursement currently available for our products would reduce our revenues. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, reduced Medicare reimbursement rates for diabetic testing supplies, effective in 2005. The MMA also reduced reimbursement rates for commonly-prescribed respiratory drugs. The reduced reimbursement rates for these drugs were effective January 1, 2004, with substantial further reductions effective January 1, 2005. The reduction in reimbursement rates has had a significant negative impact on our revenues and earnings. Similarly, any increase in the cost of such products would reduce our net income unless there was a corresponding increase in Medicare reimbursement. Our revenues and net income could also be adversely affected by the imposition of more stringent regulatory requirements for Medicare reimbursement or adjustments to previously reimbursed amounts or by changes in co-pay amounts.

If we do not have sufficient capital to fund additional advertising, our ability to grow our business will be substantially diminished.

Our growth in revenues to date has been attributable, in large part, to the acquisition of new patients that have been generated primarily by television advertising, which in turn is dependent on the availability of capital to fund such advertising. At this stage in our development, we believe our revenues can continue to be increased through additional advertising. If we do not have access to sufficient capital to fund such advertising, our ability to grow our business will be substantially diminished. We can provide no assurance that we will have access to sufficient capital to fund such advertising, or that if we sought to raise additional capital from third parties through debt or equity financings, that such capital would be available on acceptable terms or at all.

If we do not manage our growth successfully, our growth and chances for achieving profitability may slow or stop.

We have expanded our operations rapidly and intend to continue this expansion. This expansion has created significant demands on our administrative, operational and financial personnel and other resources, particularly our need for working capital. Additional expansion in existing or new markets could strain these resources and increase our need for capital, which may result in cash flow shortages. Our personnel, systems, procedures, controls and existing space may not be adequate to support further expansion.

The profitability of our supply business will decrease if we do not receive recurring orders from patients.

Due primarily to the marketing and regulatory compliance costs associated with the initial patient qualification, we generally incur losses and negative cash flow with respect to the first order for supplies from a patient. Accordingly, the profitability of our medical products supply business depends on recurring and sustained reorders. Reorder rates are inherently uncertain due to several factors, many of            which are outside our control. These include changing patient preferences, competitive price pressures, patient transition to extended care facilities, patient mortality and general economic conditions.

We could experience significantly reduced revenues and net income from sales of diabetes products if improved technologies developed for glucose monitoring eliminate the need for consumable testing supplies.

Approximately 51%, 45%, and 51% of our revenue for the first three months of 2005, 2004, and 2003, respectively, was from consumable diabetic testing supplies. Patients use these supplies to draw and test small quantities of blood for the purpose of measuring and monitoring glucose levels. Numerous research efforts are underway to develop more convenient and less intrusive glucose measurement techniques. The commercialization and widespread acceptance of new technologies that eliminate or reduce the need for consumable testing supplies could negatively affect sales in this market segment.

Due to our size and limited operating history, we depend substantially on certain key personnel.

Due to our size and limited operating history, our success depends to a large extent upon the continued service of executive officers and key employees. The loss of the services of one or more of these key employees could have an adverse effect on us. While none of these key personnel is irreplaceable, the loss of the services of any of these individuals may be disruptive to our business. We believe that our future success will also depend in large part upon our ability to attract and retain highly-skilled management personnel. Competition within the medical supply products industry for such personnel is intense. There can be no assurance that we will be successful in attracting and retaining such personnel on terms acceptable to us.

Key personnel have certain rights under employment agreements, which may require us to make substantial payments to key personnel.

We have employment agreements with each of Glenn M. Parker, M.D., Robert Gregg and Lewis Stone. The employment agreements provide that if we or the key person terminate employment in several specified events, that key person has the right to cause us to repurchase a number of shares of our common stock owned by the key person with a value of up to $3,000,000 based on then current market prices. Alternatively, we may elect to sell these shares of common stock to third parties or to register the resale of these shares. In the event a sale or registration results in proceeds less than the key person is to receive related to their right to sell, then we shall pay to the key person the difference between the requested dollar amount and the proceeds of the sale. The occurrence of either of these events could materially and adversely affect us as it may require us to make large cash payments to these individuals, thus reducing the amount of cash available to us.

We have agreed to purchase a large amount of medical supplies and products from various vendors and we may not have the cash to satisfy these purchase obligations.

As of March 31, 2005, we agreed to purchase a minimum aggregate amount of approximately $86.3 million of medical supplies and products from certain vendors at certain intervals through October 31, 2007. This commitment enabled us to receive significant discounts on the medical supplies and products purchased from these vendors. There can be no assurance that we will generate enough revenues to satisfy these minimum purchase obligations. Although our purchases of medical supplies have exceeded these commitments through March 31, 2005, the minimum commitments for future periods are significantly higher. Approximately 42% of our purchase commitments were made under a distribution agreement that we executed with a vendor who subsequently acquired a membership interest in NationsHealth Holdings, which was later converted into common stock of NationsHealth, Inc.

We may be liable to refund rebates and discounts that we received under agreements with certain of our suppliers, which liability may reduce the amount of cash available to us.

We have entered into agreements with several suppliers of medical products which provide for pricing discounts based on purchase volumes and require us to make minimum annual purchase commitments. The agreements also restrict us from selling medical supplies to other distributors and wholesalers. Due to our sales of products to one of our affiliated companies in 2002 and in the first half of 2003, which in turn resold the products to third parties, one of the suppliers under one of these agreements has alleged that we sold products to non-Medicare beneficiaries in contravention of the agreement. There can be no assurance that the suppliers will not take legal action against us, including requiring us to refund rebates and discounts that we received pursuant to these agreements. The maximum amount of rebates and discounts which could be subject to such claims is approximately $1.6 million. If legal action were commenced, we could incur significant legal expenses and could also be subject to substantial liability depending on how the action is ultimately resolved, whether by settlement or judgment.

If any of our information technology platforms malfunction, our business and profitability may be seriously harmed.

Our business relies on proprietary information technology platforms that support the individual enrollment of new members, discount card fulfillment, prescription discount administration, document generation and collection, and patient management. In addition, we use information technology platforms that provide us with electronic connectivity to a large number of pharmacies, shipping vendors and billing services. Due to the relatively high volume, the successful operation of our proprietary information technology platforms is necessary for us to transact business profitably. In addition, due to the highly regulated nature of the Medicare billing and payment process, the successful operation of our proprietary information technology platforms is necessary for us to be able to operate our business. A malfunction of the information technology systems will be disruptive to our business operations and, based on the duration of such malfunction, could result in reduced sales or profitability and the possible loss of patients.

We may have difficulties in finding replacement supplies if we lose any agreement with our suppliers of medical products, which may cause us to experience reduced sales and profitability.

We receive volume-based discounts under our agreements with suppliers of medical products. These discounts favorably impact our gross margins. Any failure to achieve or sustain volume-based discounts under these supply agreements would negatively affect our profitability. In addition, many of the supply agreements that we have with our suppliers are terminable without cause upon the giving of a specified number of days’ advance written notice. In the event that one or more of these suppliers elects to terminate their supply agreements, we may have difficulties in finding replacement suppliers, which may prevent us from purchasing a sufficient amount of supplies to satisfy the demands of our patients.

We have invested significant capital and dedicated substantial resources to our Medicare Part D prescription drug partnership.

Our ability to profit from our investment in the Medicare Part D program depends upon many factors, including the ability of our strategic partner being awarded a Part D contract by Medicare; our ability to obtain funding to support the Part D strategic partnership; accuracy of projections with respect to Part D enrollment and market opportunities; our ability to maintain our existing customer base and our customers’ desire to take advantage of Part D services; our dependence on key personnel; continued access to enrollment bases; uncertainty in our costs incurred in administering the Part D program; and changes in Medicare, Medicaid, Tricare, Champus and any other state or national-based reimbursement program.

Risks Related to Our Industry

If we do not comply with applicable government regulations, we may be prohibited from selling our products and could experience significantly reduced revenues and net income.

The majority of the products that we sell are regulated by the FDA and other regulatory agencies. If any of these agencies mandate a suspension of sales of products or a recall, we may lose sales and incur expenses until we are in compliance with the regulations or change to another acceptable supplier.

As a Medicare supplier, we are subject to extensive regulation including, but not limited to, the Medicare DME supplier standards and the federal health care program anti-fraud and abuse laws. While we believe that our current and contemplated future operations materially comply with applicable regulatory requirements, there are a number of common practices in the industry where the law is unsettled and there have not been decided cases or definitive statements by the regulatory authorities concerning such practices. Specifically, we, like many providers of diabetes supplies, obtain glucose monitors from manufacturers without charge and, in turn, provide them to Medicare beneficiaries without charge. These practices potentially implicate the federal health care program anti-kickback law and the law prohibiting payment of inducements to Medicare beneficiaries. Another practice, our telephone calls to beneficiaries based on such beneficiaries’ initial telephone calls to an outsourced third-party call center, could implicate the Medicare anti-telemarketing law. Additionally, our retail initiative is a new initiative that could potentially raise questions about our role and the role of the retail pharmacy under the Medicare DME supplier standards. In each case, we have evaluated the practices at issue and believe that it is in compliance with applicable requirements. However, there can be no assurance that such practices could not be challenged. Any such challenge, regardless of whether successful, could have a material adverse effect on our business.

In addition, any negligence or mistake we make in processing Medicare reimbursement claims could lead to recoupment of past payments and/or our suspension from the Medicare program.

We are also subject to state laws and regulations, including those governing pharmacy licensing and DME supplier licensing, which are costly and burdensome. Although we believe we are in material compliance with such state laws and regulations, our failure to comply or failure to continue to comply with these state laws and regulations could materially and adversely affect our business.

Finally, under the MMA, the legal framework governing the MMA’s Prescription Drug Discount Card and Prescription Drug Plan is complex, and in many cases ambiguous. Under the MMA, we are not presently permitted to market our current Medicare Part B products to enrollees of our PrecisionDiscounts Program.

Violation of the above-described federal and state laws may result in penalties that include loss or prohibition of payment for services, loss of licenses, fines, and other civil or criminal penalties, including exclusion from governmental programs.

The cost of efforts to comply with HIPAA regulations and the possible consequence of non-compliance could significantly affect our operations and net income.

The Health Insurance Portability and Accountability Act, or HIPAA, is comprised of several components which apply to our Company as a “covered entity.” At this time, we expect to maintain our compliance with the regulations already in effect and anticipate that we will be able to materially comply with the Security Standards by their mandatory compliance date. However, if we do not comply with existing or new laws and regulations related to patient health information we may face potential criminal or civil sanctions. New health information standards, whether implemented pursuant to HIPAA or otherwise, could have a significant effect on the manner in which we handle health care related data and communicate with payors, and the cost of complying with these standards could be significant.

Our accounts receivable are subject to significant collection risk due to third-party payors.

Seeking reimbursement from third-party payors is subject to rigorous requirements and involves complicated paperwork. This may result in us suffering extremely long collection times, or not collecting at all, on a significant portion of our accounts receivable. If we are unable to obtain reimbursement from third-party payors, we may seek payment of the entire account receivable from our patient, who may not be financially capable of making the payment.

We could be liable for harm caused by products that we sell.

The sale of medical supply products entails the risk that users will make product liability claims against us. A product liability claim could be expensive to resolve, even if the claim is resolved in our favor. While we believe that our insurance provides adequate coverage, no assurance can be made that adequate coverage will exist for these claims.

Risks Related to Owning Our Equity Securities

A substantial number of shares of our common stock will become eligible for future resale in the public market which could result in dilution and an adverse effect on the market price of our common stock.

There were 21,375,000 shares of our common stock issued in the merger with NationsHealth Holdings, LLC, which will become available for resale in the public market at prescribed times in the future. In addition, as of March 31, 2005 there were warrants and options, including the underwriter’s option, outstanding to purchase 10,397,325 shares of common stock. As of March 31, 2005, NationsHealth also had convertible notes outstanding which are convertible into 2,286,585 additional shares of common stock. Moreover, 750,000 shares of Millstream common stock purchased by its stockholders prior to the initial public offering will be held in escrow until August 25, 2006, at which time they will be released from escrow and become eligible for resale in the public market subject to compliance with applicable law. Consequently, at various times in the future, a substantial number of additional shares of our common stock will be eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of such shares and of the warrants.

Voting control by our executive officers, directors and other affiliates may limit your ability to influence the outcome of director elections and other matters requiring stockholder approval.

Our executive officers, directors and affiliates control the rights to vote a majority of our common stock. These stockholders can control substantially all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock.

If we fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial results or prevent fraud. As a result, investors may lose confidence in our financial reporting.

The Sarbanes-Oxley Act of 2002 will require that we report annually on the effectiveness of our internal controls over financial reporting beginning in 2007. Among other things, we must perform systems and processes evaluation and testing. We must also conduct an assessment of our internal controls to allow management to report on, and our independent registered public accounting firm to attest to, our assessment of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In the future, our continued assessment, or the subsequent assessment by our independent registered public accounting firm, may reveal significant deficiencies or material weaknesses in our internal controls, which may need to be disclosed in future Annual Reports on Form 10-K. Disclosures of this type could cause investors to lose confidence in our financial reporting and may negatively affect the price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our internal controls over financial reporting, it may negatively impact our business and operations.

Compliance with changing regulation relating to corporate governance and public disclosure may result in additional expenses.

Keeping abreast of, and in compliance with, changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, and revised NASDAQ Stock Market rules, have required an increased amount of management attention and external resources. We intend to invest all reasonably necessary resources to comply with evolving corporate governance and public disclosure standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Our common stock may continue to have a volatile public trading price and low trading volume.

The market price of our common stock has been volatile. Since our initial public offering in August 2003 through June 17, 2005, the price of our common stock on the NASDAQ Stock Market has ranged between $8.20 and $4.75. We may experience significant price and volume fluctuations in the future for many reasons, some of which may be unrelated to our operating performance.

     Many factors may have a negative effect on the market price of our common stock, including:

•	Public announcements by us, our competitors or others

•	Regulatory developments concerning the availability of reimbursement pursuant to Medicare

•	Public concern about the safety or efficacy of pharmaceuticals

•	General market conditions and comments by securities analysts

•	Quarterly fluctuations in our revenues and financial results

Anti-takeover provisions in our governing documents and under Delaware law and our shareholder rights plan may make an acquisition of us more difficult.

We are incorporated in Delaware. We are subject to various legal and contractual provisions that may make a change in control of us more difficult. Our board of directors has the flexibility to adopt additional anti-takeover measures.

Our charter authorizes our board of directors to issue up to 1,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter also provides staggered terms for the members of our board of directors. This may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our board of directors. Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors used its authority to accelerate vesting of options, then this action could make an acquisition more costly, and it could prevent an acquisition from going forward.

Section 203 of the Delaware General Corporation Law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors could use this provision to prevent changes in management.

The provisions described above, as well as other provisions in our charter and bylaws and under the Delaware General Corporation Law, may make it more difficult for a third party to acquire our company, even if the acquisition attempt was at a premium over the market value of our common stock at that time.

USE OF PROCEEDS

     NationsHealth will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

DETERMINATION OF OFFERING PRICE

     The Selling Stockholders may sell the Shares from time to time on the Nasdaq Small Cap Market, or otherwise, at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. See “Selling Stockholders” and “Plan of Distribution”.

SELLING STOCKHOLDERS

     The Selling Stockholders and certain information regarding the beneficial ownership of Common Stock by the Selling Stockholders as of June 17, 2005 and the number of Shares being offered by this Prospectus are as follows:

		Number of Shares
		of Common Stock		Amount of Common
		Beneficially		Stock Beneficially
		Owned Prior to the	Shares	Owned Assuming All
		Sales of Shares	Covered by	Shares are Resold
	Position with the	Covered by this	this	Under this
Name	Company	Prospectus	Prospectus	Prospectus

Gerard Altieri	Director — Business Development	106,298	91,298	15,000
Cheryl Balaban	Sr. Vice President — Controller	65,043	65,043	0
Joseph Chiera	Sr. Vice President — Operations	292,723	292,723	0
Michael Christie	Manager — Enrollment Services	19,515	19,515	0
Greg Couto	Exec. Vice President — Operations	749,372	749,372	0
Timothy Fairbanks	Executive Vice President — Chief Financial Officer	187,343	187,343	0
Timothy Kudzma	Director — Medicare Part D	187,343	187,343	0
Wei Li	Sr. Vice President — Information Systems	46,836	46,836	0
Indira Ramcharran	Director of Billing	23,418	23,418	0
Ronald Rieth	Director — Business Development	91,298	91,298	0
Kenneth Tabris	Vice President — Distribution	48,788	48,788	0

PLAN OF DISTRIBUTION

     The Company is registering the Shares on behalf of the Selling Stockholders. As used herein, “Selling Stockholders” includes donees and pledgees selling shares received from a named Selling Stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the sale of Shares will be borne by the Selling Stockholders. Sales of Shares may be effected by Selling Stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq Small Cap Market, in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. In addition, the

Selling Stockholders may elect, upon agreement with the Company to sell their Shares to the Company, subject to any applicable restrictions.

     The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each transfer of Shares. If a Selling Stockholder is an employee, officer or director of the Company, he or she will be subject to the Company’s policies concerning trading and other transactions in the Company’s securities. There is no assurance that the Selling Stockholders will offer for sale or sell any or all of the Shares registered pursuant to this Prospectus.

     The Selling Stockholders may effect such transactions by selling Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     Selling Stockholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company is incorporating by reference certain information that it has filed with the Commission under the informational requirements of the Exchange Act, which means that the Company is disclosing it to you by referring to another document filed separately with the Commission. The information contained in the documents the Company is incorporating by reference is considered to be a part of this prospectus, and the information that we later file with the Commission will automatically update and supercede the information contained or incorporated by reference in this prospectus. Accordingly, the Company incorporates by reference:

•	The Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 filed on March 25, 2005, as amended by Form 10-KSB/A filed on May 13, 2005;

•	The Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 16, 2005;

•	The Current Reports on Form 8-K filed on March 4, 2005, April 21, 2005, May 11, 2005, May 13, 2005 and June 17, 2005; and

•	The description of the Company’s Common Stock, par value $0.0001 per share, contained in the Section entitled “Description of Company’s Securities to Be Registered”, incorporated by reference from the Company’s definitive Proxy Statement filed on August 13, 2004 into the Company’s Amended Registration Statement on Form 8-A/A, filed with the Commission on September 8, 2004, including any amendment or report filed for the purpose of updating the description of the Common Stock.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

NationsHealth, Inc.
13650 NW 8th Street, Suite 109
Sunrise, Florida 33325
Attention: John D’Achille
(954) 903-5000

     You may also read and copy any materials the Company has filed with the Commission at the Commission’s Public Reference Room, located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at (800) SEC-0330. In addition, our reports, proxy and information statements have been filed electronically with the Commission which can be accessed at http://www.sec.gov or alternatively through our website at http://www.nationshealth.com.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     The Company’s Second Amended and Restated Certificate of Incorporation (the “Charter”), provides that to the extent permitted by the Delaware General Corporation Law (“DGCL”), directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the DGCL, however, states that such a provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL relating to unlawful dividends, distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit.

     Section 145 of the DGCL empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

     The Company’s Amended and Restated By-laws (the “By-laws”) provide that the Company shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed legal proceedings in which such person is involved by reason of the fact that he is or was a director, officer, employee or agent of the Company (or serving in any such capacity with another business organization at the request of the Company) if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Company, such director, officer, employee or agent may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the Company unless a court determines otherwise.

     The Company maintains insurance policies that insure its directors and officers against damages arising out of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as officers and directors.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunrise, State of Florida, on June 24, 2005.

NationsHealth, Inc.

By:	/s/ Timothy Fairbanks

Name: Timothy Fairbanks
Title: Chief Financial Officer

POWER OF ATTORNEY

     The undersigned directors and officers hereby constitute and appoint Glenn M. Parker, M.D. and Timothy Fairbanks, and each of them with full power to act without the other and with full power of substitution and resubstitution, as our true and lawful attorneys-in-fact and agents with full power to execute in our name in the capacities indicated below any and all amendments (including post-effective amendments) to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Form S-8 that are filed pursuant to the requirements of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm all that such attorneys-in fact and agents, or either of them, or their substitutes shall lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of June 24, 2005.

Signature	Title

/s/ Arthur Spector	Chairman of the Board and Director

Arthur Spector

/s/ Glenn M. Parker, M.D.	Chief Executive Officer and Director

Glenn M. Parker, M.D.	(Principal Executive Officer)

/s/ Timothy Fairbanks	Chief Financial Officer and Director

Timothy Fairbanks	(Principal Financial Officer and Principal Accounting Officer)

/s/ Lewis P. Stone	President and Director

Lewis P. Stone

/s/ Don K. Rice	Director

Don K. Rice

/s/ Elliot F. Hahn, Ph.D.	Director

Elliot F. Hahn, Ph.D.

/s/ George F. Raymond	Director

George F. Raymond

Signature	Title

/s/ Raymond N. Steinman	Director

Raymond N. Steinman

/s/ Michael D. Tabris	Director

Michael D. Tabris

EXHIBIT INDEX

Exhibit No.	Description

4.1	Registration Rights Agreement, dated as of June 22, 2003, as amended on March 9, 2004 among Registrant and the Investors named therein. Filed as Exhibit 10.12 to the Registrant’s S-1/A Registration Statement (File No. 333-105388) filed on August 1, 2003 and incorporated herein by reference.

4.2	Stockholders Agreement, dated as of March 9, 2004, as amended on June 2, 2004 among Registrant, RGGPLS Holding, Inc. and GRH Holdings, L.L.C. Filed as Annex E to the Registrant’s Definitive Proxy Statement (File No. 000-50348) filed on August 13, 2004 and incorporated herein by reference.

4.3	Registration Rights Agreement, dated as of March 9, 2004, as amended on June 2, 2004, by and among Registrant, RGGPLS Holding, Inc., GRH Holdings, L.L.C., and Becton, Dickinson and the Registrant. Filed as Annex F to the Registrant’s Definitive Proxy Statement (File No. 000-50348) filed on August 13, 2004 and incorporated herein by reference.

4.4	Amended and Restated Governance Agreement, dated as of August 10, 2004, among Registrant, RGGPLS Holding, Inc., and Arthur Spector. Filed as Exhibit 5.02(a) to the Registrant’s Form 8-K (File No. 000-50348) filed September 7, 2004 and incorporated herein by reference.

4.5	Investment Unit Purchase Agreement, dated as of February 28, 2005, by and among Registrant, NationsHealth Holdings, L.L.C., United States Pharmaceutical Group, L.L.C., MHR Capital Partners LP, OTQ LLC and MHR Capital Partners (100) LP. Filed as Exhibit 10.1 to the Registrant’s Form 8-K (File No. 000-50348) filed March 4, 2005 and incorporated herein by reference.

4.6	Registration Rights Agreement, dated as of February 28, 2005, by and among the Registrant and the Holders (as defined therein) of Registrable Securities (as defined therein). Filed as Exhibit 10.4 to the Registrant’s Form 8-K (File No. 000-50348) filed March 4, 2005 and incorporated herein by reference.

4.7	Stockholders Agreement, dated as of February 28, 2005, by and among the Registrant, RGGPLS Holding, Inc., GRH Holdings, L.L.C., MHR Capital Partners LP, OTQ LLC and MHR Capital Partners (100) LP. Filed as Exhibit 10.5 to the Registrant’s Form 8-K (File No. 000-50348) filed March 4, 2005 and incorporated herein by reference.

4.8	Consent and Waiver, dated as of February 28, 2005, by and among the Registrant and the stockholders of the Registrant named therein. Filed as Exhibit 10.6 to the Registrant’s Form 8-K (File No. 000-50348) filed March 4, 2005 and incorporated herein by reference.

10.1	RGGPLS Holding, Inc. Stock Bonus Plan & Trust. Filed herewith.

10.2	Amendment No. 1 to the RGGPLS Holding, Inc. Stock Bonus Plan & Trust. Filed herewith.

23.1	Consent of Rachlin Cohen & Holtz LLP independent registered public accounting firm. Filed herewith.

24.1	Power of Attorney (included in the signature pages to this Registration Statement).